SCHLUETER & ASSOCIATES, P.C.
                       1050 SEVENTEENTH STREET, SUITE 1700
                             DENVER, COLORADO 80202
                                 (303) 292-3883
                            FACSIMILE (303) 296-8880


                                January 18, 2005

VIA EDGAR

H. Roger Schwall, Assistant Director
Melinda Kramer
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      Lexington Resources, Inc.
                  Pre-Effective Amendment No. 2 to Form SB-2
                  (SEC File No. 333-121301)

Dear Mr. Schwall,

     On behalf of Lexington Resources, Inc., (the "Company"), please find Pre-effective Amendment No. 2 to the Registration Statement on Form SB-2 that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on December 15, 2004 (SEC File No. 333-121301).

     The Staff's comments are set forth below along with the Registrant's responses to those comments.

PROSPECTUS COVER PAGE. PAGE 3

     1. Pursuant to Item 501(a) of Regulation S-B, limit the outside cover page of the prospectus to one page.

     The outside cover page of the prospectus has been revised in response to this comment.

     2. Quantify the aggregate amount and type of securities being offered in your prospectus header.

     The prospectus header has been revised in response to this comment.

USE OF PROCEEDS. PAGE 22

     3. Expand your disclosure to identify the "general working capital purposes" to which you refer.

     The Company has revised the disclosure in response to this comment to provide that in the event that warrants are exercised by the holders of the Warrants, the proceeds will first be allocated to general and administrative expenses and to the extent that proceeds exceed the amounts that management believes are necessary to be reserved for general and administrative expenses then the excess will be allocated to oil and gas exploration and development activities.

H. Roger Schwall
United States Securities and Exchange Commission
January 19, 2005
Page 2


SECURITIES AUTHORIZED FOR ISSUANCE UNDER COMPENSATION PLANS. PAGE 23

     4. Provide the narrative description required by Item 201(d)(3) of Regulation S-B. See Instruction 7 to Paragraph (d) of Item 201 of Regulation S-B for further guidance.

     The disclosure has been revised in response to this comment to include a narrative description of the Lexington Resources, Inc. Stock Option Plan. The Stock Option Plan has been amended since the date of the financial statements for the year ended December 31, 2003. A copy of the Stock Option Plan, as amended, has been attached to the registration statement as exhibit 99.1.

DESCRIPTION OF BUSINESS - GOVERNMENT REGULATION. PAGE 32

     5. Pursuant to Item 101 of Regulation S-B, provide a general description of the governmental regulations to which you are subject. For example, briefly describe each environmental regulation, the effect of such regulation on your business, any permits that you are required to obtain, and the costs involved in obtaining or maintaining those permits. We may have further comment upon reviewing your response.

     The disclosure has been substantially revised in response to this comment to reflect the governmental regulations to which the Company is subject.

SELLING SHAREHOLDERS. PAGE 48 .

     6. Tell us whether any of the selling shareholders are affiliated with a broker-dealer. If so, were these shares received as compensation?

     Based upon representations from the Selling Shareholders, the following Selling Shareholders have indicated that they are affiliated with a broker dealer: Enable Growth Partners, F. Berdon Co LP, SRG Capital, LLC, David W. Garnett and Paul Masters, IRA. Each of the above named Selling Shareholders has represented to the Registrant that the securities were bought in the ordinary course of business. The securities were not issued as compensation to any of the Selling Shareholders.

EXHIBITS. PAGE 53

     7. Please Note that all exhibits are subject to our review. Accordingly, with your amended registration statement, file all exhibits you currently omit, including Exhibit 5.1. We may have further comment upon reviewing these documents.

     The amended registration statement includes each of the Exhibits that had previously been omitted.

     8.   For each exhibit incorporated by reference, include the file number.

     The disclosure has been revised in response to this comment.

UNDERTAKING. PAGE 53

     9. Provide the precise undertaking required by Item 512 of Regulation S-B without extraneous language you include in paragraph (l)(iii).

     The disclosure has been revised in response to this comment.

     On behalf of Lexington Resources, Inc., we hereby request that the Registrant's Registration Statement on Form SB-2 be declared effective at 1:00 p.m. (EST) on Friday, January 21, 2005. A copy of the Registrant's request for acceleration is included with this filing and has been faxed to the Staff.

H. Roger Schwall
United States Securities and Exchange Commission
January 19, 2005
Page 3


     The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                   Sincerely,

                                   SCHLUETER & ASSOCIATES P.C.

                                   /s/ HENRY F. SCHLUETER
                                   ___________________________
                                       Henry F. Schlueter

cc:      Lexington Resources, Inc.

                             [LEXINGTON LETTERHEAD]


                                January 19, 2005


VIA FACSIMILE AND EDGAR



VIA EDGAR AND FACIMILIE

H. Roger Schwall, Assistant Director
Melinda Kramer
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      Lexington Resources, Inc.
                  Pre-Effective Amendment No. 2 to Form SB-2
                  (SEC File No. 333-121301)

Dear Mr. Schwall:

     On behalf of Lexington Resources, Inc. (the "Registrant"), I hereby request that Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form SB-2 become effective at 1:00 p.m. (EST) on Friday, January 21, 2005, or as soon thereafter as possible.

     Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

                                      Sincerely,


                                      /s/ GRANT ATKINS
                                      ________________________________________
                                          Grant Atkins
                                          Chairman and Chief Executive Officer